UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

August 12, 2010

Commission File Number 001-33725

Textainer Group Holdings Limited

(Exact Name of Registrant as Specified in its Charter)

Not Applicable

(Translation of Registrant’s name into English)

Century House

16 Par-La-Ville Road

Hamilton HM 08

Bermuda

(441) 296-2500

(Address and telephone number, including area code, of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑                Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

This report contains a copy of the press release entitled “Textainer Group Holdings Limited Reports Second Quarter 2010 Results and Declares Quarterly Dividend,” dated August 12, 2010.

Exhibit

1.	Press Release dated August 12, 2010

Exhibit 1

Textainer Group Holdings Limited Reports Second Quarter and Six Months 2010 Results and

Declares Quarterly Dividend

Raises Dividend by 4.2% to $0.25 per Common Share, Representing Second Consecutive Increase to Quarterly Payout

Second Quarter and Year-to-Date 2010 Highlights

•

Extended the term and increased the size of the securitization facility of our principal asset-owning subsidiary, Textainer Marine Containers Limited (“TMCL”), from a total revolving commitment of $475.0 million to $750.0 million for a two-year revolving period, effective June 29, 2010;

•	Paid a $0.24 per common share dividend on May 26, 2010 to all shareholders of record as of May 17, 2010;

•

Declared a dividend increase of 4.2% to $0.25 per common share, payable on September 1, 2010 to all shareholders of record as of August 23, 2010, increasing total dividends declared since the October 2007 IPO to $2.73 per common share;

•

Recorded net income attributable to Textainer Group Holdings Limited common shareholders of $25.1 million, or $0.51 per diluted common share, for the second quarter and $49.3 million, or $1.01 per diluted common share for the six months ended June 30, 2010;

•

Recorded net income attributable to Textainer Group Holdings Limited common shareholders excluding unrealized losses (gains) on interest rate swaps, net(1) of $29.0 million, or $0.59 per diluted common share, for the second quarter, and $54.5 million, or $1.11 per diluted common share for the six months ended June 30, 2010;

•	Increased average fleet utilization to 95.3% for the second quarter and currently stands at a record high of 98.6%, which is an improvement of 10.0% from the week ended December 31, 2009; and

•	Ordered more than 198,000 Twenty-Foot Equivalent Units (“TEU”) of new containers for delivery through December 2010, representing $458.5 million of capital expenditures.

HAMILTON, Bermuda, August 12, 2010 (BUSINESS WIRE) — Textainer Group Holdings Limited (NYSE:TGH) (“Textainer”, the “Company”, “we” and “our”), the world’s largest lessor of intermodal containers based on fleet size, today reported results for the second quarter and six months ended June 30, 2010.

Total revenue for the quarter was $74.5 million, which was an increase of $20.1 million, or 37%, compared to $54.4 million for the prior year quarter. For the six months ended June 30, 2010, total revenue was $143.7 million, which was an increase of $29.7 million, or 26%, compared to $114.0 million for the prior year comparable period. EBITDA (I-see GAAP to non-GAAP reconciliations) for the quarter was $51.6 million, which was an increase of $1.1 million, or 2%, compared to $50.5 million for the prior year quarter. EBITDA in the prior year quarter was positively affected by a gain of $16.3 million due to the early extinguishment of debt in 2009. EBITDA for the six months ended June 30, 2010 was $97.3 million, which was an increase of $4.7 million, or 5%, compared to $92.6 million for the prior year comparable period. EBITDA for the prior year comparable period was positively affected by a gain of $19.4 million due to the early extinguishment of debt in 2009.

Net income attributable to Textainer Group Holdings Limited common shareholders excluding unrealized losses (gains) on interest rate swaps, net(1) for the quarter was $29.0 million, which was an increase of $3.4 million, or 13%, compared to $25.6 million for the prior year quarter. Net income attributable to Textainer Group Holdings Limited common shareholders excluding unrealized losses (gains) on interest rate swaps, net(1) for the prior year quarter was positively affected by a gain of $16.3 million, $13.3 million net of the related increase in noncontrolling interest(1), due to the early extinguishment of debt in 2009. Net income attributable to Textainer Group Holdings Limited common shareholders per diluted common share excluding unrealized losses (gains) on interest rate swaps, net(1) for the quarter was $0.59 per share, which was an increase of $0.06 per share, or 11%, compared to $0.53 per share for the prior year quarter.

Net income attributable to Textainer Group Holdings Limited common shareholders excluding unrealized losses (gains) on interest rate swaps, net(1) for the six months ended June 30, 2010 was $54.5 million, which was an increase of $9.1 million, or 20%, compared to $45.4 million for the prior year comparable period. Net income attributable to Textainer Group Holdings Limited common shareholders excluding unrealized losses (gains) on interest rate swaps, net(1) for the prior year comparable period included a gain of $19.4 million, $15.8 million net of the related increase in noncontrolling interest(1), due to the early extinguishment of debt in 2009. Net income attributable to Textainer Group Holdings Limited common shareholders per diluted common share excluding unrealized losses (gains) on interest rate swaps, net(1) for the six months ended June 30, 2010 was $1.11 per share, which was an increase of $0.16 per share, or 17%, compared to $0.95 per share for the prior year comparable period.

Net income attributable to Textainer Group Holdings Limited common shareholders for the quarter was $25.1 million, which was a decrease of $5.9 million, or 19%, compared to $31.0 million for the prior year quarter. Net income attributable to Textainer Group Holdings Limited common shareholders for the prior year quarter was positively affected by a gain of $16.3 million, $13.3 million net of the related increase in noncontrolling interest(1), due to the early extinguishment of debt and by $6.7 million due to unrealized gains on interest rate swaps, net in 2009 compared to a $4.7 million unrealized loss on interest rate swaps in the 2010 quarter. Net income attributable to Textainer Group Holdings Limited common shareholders for the six months ended June 30, 2010 was $49.3 million, which was a decrease of $2.6 million, or 5%, compared to $51.9 million for the prior year comparable period. Net income attributable to Textainer Group Holdings Limited common shareholders for the prior year comparable period was positively affected by a gain of $19.4 million, $15.8 million net of the related increase in noncontrolling interest(1), due to the early extinguishment of debt and by $8.1 million due to unrealized gains on interest rate swaps, net in 2009 compared to a $6.3 million unrealized loss on interest rate swaps in the 2010 period.

Net income attributable to Textainer Group Holdings Limited common shareholders per diluted common share for the quarter was $0.51, which was a decrease of 22% from the $0.65 per share for the prior year quarter. Net income attributable to Textainer Group Holdings Limited common shareholders per diluted common share for the six months ended June 30, 2010 was $1.01, which was a decrease of 6% from the $1.08 per share for the prior year comparable period.

John A. Maccarone, President and Chief Executive Officer of Textainer, commented, “Textainer posted solid results in the second quarter of 2010 as we continue to execute our business plan and capitalize on the positive fundamentals of the container leasing industry. We increased both total revenues and income from operations in the quarter by 36.9% and 82.6%, respectively, compared to the prior year quarter. We believe Textainer remains well positioned to achieve outstanding results during the second half of the year and beyond for the following reasons:

•	Utilization increased significantly to 98.3% at the end of the second quarter of 2010 after ending 2009 and the first quarter of 2010 with a utilization of 88.6% and 91.8%, respectively.

•	The increased lease revenue and reduced storage expense from this very high utilization should carry forward at this level through the second half of 2010.

•

We purchased 70,670 TEU of new containers that were delivered in the first half of 2010, of which 58,210 TEU were on lease by the end of June. Of these new containers, 50,550 TEU, or 71.5%, were delivered during the second quarter of 2010. As a result, we expect to begin recognizing revenue for nearly all of this new production beginning in the third quarter of 2010.

•

We ordered an additional 128,150 TEU of new containers for delivery in the second half of 2010, a significant portion of which is already committed to long-term leases. As these containers are picked up by our customers, we will further expand Textainer’s contracted revenue streams.

•

We further increased the percentage of owned containers in our fleet. Specifically, of the $458.5 million of new containers ordered for delivery through December 2010, $412.6 million, or 90% of the total, will be owned by Textainer. As a reminder, we earn significantly more income per TEU from containers we own as opposed to containers we manage.

•	We strategically leased out containers from locations that have historically experienced low demand using on-hire incentives at a much lower cost than other alternatives such as empty repositioning.

•

Finally, we extended the term and increased the size of the securitization facility of Textainer’s principal asset-owning subsidiary, Textainer Marine Containers Limited, from $475.0 million to $750.0 million at competitive terms, effective June 29, 2010. This transaction, which we believe to be the largest container securitization ever, significantly expands our access to capital during a challenging credit environment and underscores our strong growth prospects.

Mr. Maccarone concluded, “As we continue to expand our industry leadership, Textainer’s Board declared a dividend of $0.25 per common share for the three months ended June 30, 2010. Our second quarter 2010 dividend represents an increase of 4.2% from the Company’s previous quarterly payout, furthering our record of providing shareholders with sizeable and increasing dividends. Since our IPO in October 2007, we have increased our quarterly payout five times, including each of the past two quarters, and declared cumulative dividends of $2.73 per common share.”

Outlook

Industry

Textainer’s strong performance has been positively influenced by a worldwide shortage of containers. Several of the factors affecting supply and demand include:

1.	Lack of new production of standard dry freight containers in 2009. This compares to an average of approximately three million TEU produced per year between 2004 and 2008, while disposals of about one million TEU per year continued in 2009. The net result was a decline of approximately 4% in the world container fleet in 2009 compared to an average annual 8% net growth from 2004 to 2008.

2.	The increasing use of slow steaming and super slow steaming. According to our customers, this trend requires about 5-7% more containers to carry the same volume of cargo.

3.	Improved market forecasts. Cargo volumes are expected to grow 10% in 2010 compared to 2009, which is considerably higher compared to initial projections for the year.

4.	Limited output for 2010. Container manufacturers in China lost most of their labor force after closing plants last year, and it is taking a long time to ramp up to “normal” production levels as they hire and train a new labor force consisting of thousands of individuals. As a result, it is estimated that total production capability will only be approximately 1.9 million TEU for 2010;

5.	More balanced trade. Currently, there are fewer empty containers returning back to Asia for immediate use as more loaded containers are exported to Asia from the EU and USA. It is estimated to now take an additional two weeks for a container to be made available in Asia for another load of cargo.

6.	Shipping lines have been slow to recover from losses totaling approximately $15 billion in 2009. Many companies continue to repair their balance sheets and face difficulties financing the purchase of new containers during this challenging credit environment. While shipping lines purchased over 60% of all new containers they used during the period from 2004 to 2008, we currently believe that they will purchase about 30% of new containers this year and will primarily rely on leasing companies such as Textainer to supply the balance of their requirements.

7.	We expect the shortage of containers to continue through the balance of 2010 and possibly into 2011. Nomura International forecasts new container production will need to be 3.4 million TEU in 2011 and 3.7 million TEU in 2012 in order to match supply with expected demand.

Strategic Focus

Textainer has now purchased or ordered for future 2010 delivery over 198,000 TEU of new containers at a total cost of $458.5 million. This is the largest single year number of new containers and the highest amount of capital expenditures on new containers in our 31-year history. Approximately 90% of our orders are for our own account. Consequently, we expect the owned portion of our total fleet will grow to approximately 50% by the end of 2010 compared to approximately 45% at the end of 2009.

Going forward, we intend to draw upon our considerable financial strength, including an aggregate of nearly $1 billion in total credit facilities, to support our robust growth initiatives.

Dividend

On August 11, 2010, Textainer’s board of directors approved and declared a quarterly cash dividend of $0.25 per share on Textainer’s issued and outstanding common shares, payable on September 1, 2010 to shareholders of record as of August 23, 2010. This dividend is an increase of $0.01 per share from the prior quarter and will be the twelfth consecutive quarterly dividend since Textainer’s October 2007 initial public offering. Combined, these dividends have averaged 48% of net income attributable to Textainer Group Holdings Limited common shareholders excluding unrealized losses (gains) on interest rate swaps, net(1) during this period. The current dividend represents 42% of net income attributable to Textainer Group Holdings Limited common shareholders excluding unrealized losses (gains) on interest rate swaps, net(1) for the second quarter. Historically, Textainer has paid about 50% of net income attributable to Textainer Group Holdings Limited common shareholders excluding unrealized losses (gains) on interest rate swaps, net(1) in dividends, but the board of directors takes a fresh view every quarter and sets the dividend subject to various factors including cash needs for opportunities that may be available to us.

Investors’ Webcast

Textainer will hold a conference call and a Webcast with an accompanying slide presentation at 11:00 am EDT on Thursday, August 12, 2010 to discuss Textainer’s 2010 second quarter results. An archive of the Webcast will be available one hour after the live call through August 12, 2011. For callers in the U.S. the dial-in number for the conference call is 877-303-9078; for callers outside the U.S. the dial-in number for the conference call is 970-315-0455. To access the live Webcast or archive, please visit Textainer’s website at http://www.textainer.com.

About Textainer Group Holdings Limited

Textainer has operated since 1979 and is the world’s largest lessor of intermodal containers based on fleet size. We have a total of 1.5 million containers, representing over 2.2 million TEU, in our owned and managed fleet. We lease containers to more than 400 shipping lines and other lessees. We lease dry freight containers, which are by far the most common of the three principal types of intermodal containers, as well as specialized and refrigerated containers. We have also been one of the largest purchasers of new containers among container lessors over the last 10 years. We are one of the largest sellers of used containers, having sold more than 100,000 containers last year to more than 1,000 customers. We provide our services worldwide via a network of regional and area offices and independent depots.

Important Cautionary Information Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of U.S. securities laws. Forward-looking statements include statements that are not statements of historical facts and include, without limitation, statements regarding (i) our belief that Textainer remains well positioned to achieve outstanding results during the second half of the year and beyond; (ii) Textainer’s belief that increased lease revenue and reduced storage expense from very high utilization should carry forward at the current level through the second half of 2010; (iii) Textainer’s expectation that it will begin recognizing revenue from nearly all of its new production purchased during the first half of 2010 beginning in the current third quarter; (iv) Textainer’s belief that the extension of the term and increase in the size of the securitization facility significantly expands Textainer’s access to capital; (v) Textainer’s expectation that Textainer will expand its contracted revenue streams; (vi) Textainer’s expectation that cargo volumes will grow 10% in 2010 compared to 2009; (vii) Textainer’s expectation that total estimated production capability will only be approximately 1.9 million TEU for 2010; (viii) Textainer’s belief that it is estimated to now take an additional two weeks for a container to be made available in Asia for another load of cargo; (ix) Textainer’s belief that shipping lines will purchase about 30% of new containers this year and will primarily rely on leasing companies such as Textainer to supply the balance of their requirements; (x) Textainer’s expectation that the shortage of containers will continue through the balance of 2010 and possibly 2011 and forecasts of new container production; (xi) Textainer’s expectation that the owned portion of its fleet will grow to approximately 50% by the end of 2010; and (xii) Textainer’s intentions to draw down upon its considerable financial strength, including an aggregate of nearly $1 billion in total credit facilities, to support its robust growth initiatives. Readers are cautioned that these forward-looking statements involve risks and uncertainties, are only predictions and may differ materially from actual future events or results. These risks and uncertainties include, without limitation, the risk that the current global financial crisis and global recession may adversely affect our business, financial condition and results of operations, including the risk that the current global financial crisis and global recession may delay or prevent Textainer’s customers from making payments; the risk that gains and losses associated with the disposition of equipment may fluctuate; Textainer’s ability to finance the continued purchase of containers; the demand for leased containers depends on many political and economic factors beyond Textainer’s control; lease and freight rates may decline; the demand for leased containers is partially tied to international trade; Textainer faces extensive competition in the container leasing industry; the international nature of the container shipping industry exposes Textainer to numerous risks; acquisitions involve a number of risks and present financial, managerial and operational challenges; and other risks and uncertainties, including those set forth in Textainer’s filings with the Securities and Exchange Commission. For a discussion of some of these risks and uncertainties, see Item 3 “Key Information—Risk Factors” in Textainer’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 17, 2010.

Textainer’s views, estimates, plans and outlook as described within this document may change subsequent to the release of this press release. Textainer is under no obligation to modify or update any or all of the statements it has made herein despite any subsequent changes Textainer may make in its views, estimates, plans or outlook for the future.

Contact:

Textainer Group Holdings Limited

Mr. Tom Gallo, 415-658-8227

Investor Relations Director

ir@textainer.com

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Balance Sheets

June 30, 2010 and December 31, 2009

(Unaudited)

(All currency expressed in United States dollars in thousands)

	2010	2009
Assets
Current assets:
Cash and cash equivalents	$59,146	$56,819
Accounts receivable, net of allowance for doubtful accounts of $7,623 and $8,347 in 2010 and 2009, respectively	54,452	68,896
Net investment in direct financing and sales-type leases	18,671	17,225
Trading containers	418	1,271
Containers held for sale	2,524	9,756
Prepaid expenses	7,653	1,785
Deferred taxes	1,453	1,463
Due from affiliates, net	4	126

Total current assets	144,321	157,341
Restricted cash	13,719	6,586
Containers, net of accumulated depreciation of $343,434 and $343,513 at 2010 and 2009, respectively	1,107,431	1,061,866
Net investment in direct financing and sales-type leases	78,853	63,326
Fixed assets, net of accumulated depreciation of $8,647 and $8,512 at 2010 and 2009, respectively	1,750	1,986
Intangible assets, net of accumulated amortization of $24,306 and $20,897 at 2010 and 2009, respectively	63,257	66,692
Interest rate swaps	—	731
Other assets	6,985	1,495

Total assets	$1,416,316	$1,360,023

Liabilities and Equity
Current liabilities:
Accounts payable	$7,360	$9,078
Accrued expenses	4,947	9,740
Container contracts payable	57,556	13,140
Deferred revenue	7,045	7,948
Due to owners, net	17,821	14,141
Secured debt facility	—	16,500
Bonds payable	51,500	51,500

Total current liabilities	146,229	122,047
Revolving credit facility	84,000	79,000
Secured debt facility	320,576	313,021
Bonds payable	201,228	226,875
Deferred revenue	6,625	11,294
Interest rate swaps	14,568	8,971
Income tax payable	24,640	18,656
Deferred taxes	7,288	6,894

Total liabilities	805,154	786,758

Equity:
Textainer Group Holdings Limited shareholders’ equity:
Common shares, $0.01 par value. Authorized 140,000,000 shares; issued and outstanding 48,117,187 and 47,760,771 at 2010 and 2009, respectively	481	478
Additional paid-in capital	175,565	170,497
Accumulated other comprehensive loss	(173)	(111)
Retained earnings	356,197	329,449

Total Textainer Group Holdings Limited shareholders’ equity	532,070	500,313
Noncontrolling interest	79,092	72,952

Total equity	611,162	573,265

Total liabilities and equity	$1,416,316	$1,360,023

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Statements of Income

Three and Six Months Ended June 30, 2010 and 2009

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

	Three Months Ended June 30,		Six Months Ended June 30,
	2010	2009	2010	2009
Revenues:
Lease rental income	$56,741	$44,196	$106,322	$93,291
Management fees	6,897	6,034	13,305	11,878
Trading container sales proceeds	3,612	1,423	7,424	3,688
Gains on sale of containers, net	7,274	2,785	16,672	5,162

Total revenues	74,524	54,438	143,723	114,019

Operating expenses:
Direct container expense	7,965	9,488	17,341	17,310
Cost of trading containers sold	2,915	1,276	5,898	3,279
Depreciation expense	13,188	11,261	26,031	22,413
Amortization expense	1,575	1,849	3,152	3,459
General and administrative expense	5,601	5,064	10,949	10,389
Short-term incentive compensation expense	1,350	595	2,116	1,190
Long-term incentive compensation expense	1,063	883	3,138	1,724
Bad debt (recovery) expense, net	(205)	1,527	(481)	2,194

Total operating expenses	33,452	31,943	68,144	61,958

Income from operations	41,072	22,495	75,579	52,061

Other income (expense):
Interest expense	(2,781)	(3,012)	(5,435)	(6,312)
Gain on early extinguishment of debt	—	16,298	—	19,398
Interest income	3	17	6	51
Realized losses on interest rate swaps and caps, net	(2,354)	(3,799)	(5,107)	(7,702)
Unrealized (losses) gains on interest rate swaps, net	(4,728)	6,733	(6,328)	8,062
Gain on lost military containers, net	104	29	346	168
Other, net	(279)	240	(337)	(31)

Net other (expense) income	(10,035)	16,506	(16,855)	13,634

Income before income tax and noncontrolling interest	31,037	39,001	58,724	65,695
Income tax expense	(2,654)	(1,500)	(3,268)	(3,656)

Net income	28,383	37,501	55,456	62,039
Less: Net income attributable to the noncontrolling interest	(3,306)	(6,483)	(6,140)	(10,110)

Net income attributable to Textainer Group Holdings Limited common shareholders	$25,077	$31,018	$49,316	$51,929

Net income attributable to Textainer Group Holdings Limited common shareholders per share:
Basic	$0.52	$0.65	$1.03	$1.09
Diluted	$0.51	$0.65	$1.01	$1.08
Weighted average shares outstanding (in thousands):
Basic	48,067	47,761	48,050	47,761
Diluted	49,157	47,964	49,036	47,926

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows

Six months Ended June 30, 2010 and 2009

(Unaudited)

(All currency expressed in United States dollars in thousands)

	Six Months Ended June 30,
	2010	2009
Cash flows from operating activities:
Net income	$55,456	$62,039

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation expense	26,031	22,413
Bad debt (recovery) expense, net	(481)	2,194
Unrealized losses (gains) on interest rate swaps, net	6,328	(8,062)
Amortization of debt issuance costs	1,019	1,235
Amortization of intangible assets	3,152	3,459
Amortization of acquired above-market leases	283	756
Amortization of deferred revenue	(3,573)	—
Amortization of unearned income on direct financing and sales-type leases	(4,121)	(5,179)
Gains on sale of containers and lost military containers, net	(17,018)	(5,330)
Gain on early extinguishment of debt	—	(19,398)
Share-based compensation expense	3,261	1,669
Changes in operating assets and liabilities	2,953	2,043

Total adjustments	17,834	(4,200)

Net cash provided by operating activities	73,290	57,839

Cash flows from investing activities:
Purchase of containers and fixed assets	(78,257)	(11,421)
Purchase of intangible assets	—	(13,812)
Proceeds from sale of containers and fixed assets	49,126	26,797
Receipt of principal payments on direct financing and sales-type leases	27,625	14,359

Net cash (used in) provided by investing activities	(1,506)	15,923

Cash flows from financing activities:
Proceeds from revolving credit facility	29,000	7,000
Principal payments on revolving credit facility	(24,000)	(53,000)
Proceeds from secured debt facility	47,000	73,500
Principal payments on secured debt facility	(56,000)	(57,500)
Principal payments on bonds payable	(25,750)	(27,542)
Purchase of bonds payable	—	(20,234)
(Increase) decrease in restricted cash	(7,133)	4,046
Issuance of common shares	1,728	—
Debt issuance costs	(11,672)	(112)
Dividends paid	(22,568)	(21,970)

Net cash used in financing activities	(69,395)	(95,812)

Effect of exchange rate changes	(62)	26

Net increase (decrease) in cash and cash equivalents	2,327	(22,024)
Cash and cash equivalents, beginning of the year	56,819	71,490

Cash and cash equivalents, end of period	$59,146	$49,466

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Non-GAAP Reconciliation of Net Income to EBITDA, Net Income to Net Income Excluding Unrealized

Losses (Gains) on Interest Rate Swaps, Net and Gain on Early Extinguishment of Debt to Gain on Early

Extinguishment of Debt Net of Related Noncontrolling Interest

Three and Six Months Ended June 30, 2010 and 2009

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

(1) The following is a reconciliation of net income to EBITDA, a reconciliation of net income attributable to Textainer Group Holdings Limited common shareholders to net income attributable to Textainer Group Holdings Limited common shareholders excluding unrealized losses (gains) on interest rate swaps, net a reconciliation of net income attributable to Textainer Group Holdings Limited common shareholders per diluted common share to net income attributable to Textainer Group Holdings Limited common shareholders per diluted common share excluding unrealized losses (gains) on interest rate swaps, net and a reconciliation of gain on early extinguishment of debt to gain on early extinguishment of debt net of related noncontrolling interest for the three and six months ended June 30, 2010 and 2009 and a reconciliation of cash flows provided by operating activities to EBITDA for the six months ended June 30, 2010 and 2009. EBITDA (defined as net income attributable to Textainer Group Holdings Limited common shareholders before interest income and interest expense, realized and unrealized losses (gains) on interest rate swaps and caps, net, income tax expense, net income attributable to the noncontrolling interest, depreciation and amortization expense and the related impact on net income attributable to the noncontrolling interest), net income attributable to Textainer Group Holdings Limited common shareholders excluding unrealized losses (gains) on interest rate swaps, net (defined as net income attributable to Textainer Group Holdings Limited common shareholders before unrealized losses (gains) on interest rate swaps, net and the related impact on net income attributable to the noncontrolling interest), net income attributable to Textainer Group Holdings Limited common shareholders per diluted common share excluding unrealized losses (gains) on interest rate swaps, net (defined as net income attributable to Textainer Group Holdings Limited common shareholders per diluted common share before unrealized losses (gains) on interest rate swaps, net and the related impact on income tax expense and net income attributable to the noncontrolling interest) and gain on early extinguishment of debt net of related noncontrolling interest (defined as gain on early extinguishment of debt net of the related impact on net income attributable to the noncontrolling interest) are not financial measures calculated in accordance with U.S. generally accepted accounting principles (“GAAP”) and should not be considered as an alternative to net income, income from operations or any other performance measures derived in accordance with GAAP or as an alternative to cash flows from operating activities as a measure of our liquidity. EBITDA, net income attributable to Textainer Group Holdings Limited common shareholders excluding unrealized losses (gains) on interest rate swaps, net, net income attributable to Textainer Group Holdings Limited common shareholders per diluted common share excluding unrealized losses (gains) on interest rate swaps, net and gain on early extinguishment of debt net of related controlling interest are presented solely as supplemental disclosures. Management believes that EBITDA may be a useful performance measure that is widely used within our industry and net income attributable to Textainer Group Holdings Limited common shareholders excluding unrealized losses (gains) on interest rate swaps, net may be a useful performance measure because Textainer intends to hold its interest rate swaps until maturity and over the life of an interest rate swap held to maturity the unrealized losses (gains) will net to zero. EBITDA is not calculated in the same manner by all companies and, accordingly, may not be an appropriate measure for comparison. Management also believes that net income attributable to Textainer Group Holdings Limited common shareholders excluding unrealized losses (gains) on interest rate swaps, net and net income attributable to Textainer Group Holdings Limited common shareholders per diluted common share excluding unrealized losses (gains) on interest rate swaps, net are useful in evaluating our operating performance because unrealized losses (gains) on interest rate swaps, net is a noncash, non-operating item. We believe EBITDA, net income attributable to Textainer Group Holdings Limited common shareholders excluding unrealized losses (gains) on interest rate swaps, net and net income attributable to Textainer Group Holdings Limited common shareholders per diluted common share excluding unrealized losses (gains) on interest rate swaps, net provides useful information on our earnings from ongoing operations. We believe that EBITDA provides useful information on our ability to service our long-term debt and other fixed obligations and on our ability to fund our expected growth with internally generated funds. EBITDA, net income attributable to Textainer Group Holdings Limited common shareholders excluding unrealized losses (gains) on interest rate swaps, net and net income attributable to Textainer Group Holdings Limited common shareholders per diluted common share excluding unrealized losses (gains) on interest rate swaps, net have limitations as analytical tools, and you should not consider either of them in isolation, or as a substitute for analysis of our operating results or cash flows as reported under GAAP. Some of these limitations are:

•	They do not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments;

•	They do not reflect changes in, or cash requirements for, our working capital needs;

•	EBITDA does not reflect interest expense or cash requirements necessary to service interest or principal payments on our debt;

•

Although depreciation is a noncash charge, the assets being depreciated may be replaced in the future, and neither EBITDA, net income attributable to Textainer Group Holdings Limited common shareholders excluding unrealized losses (gains) on interest rate swaps, net or net income attributable to Textainer Group Holdings Limited common shareholders per diluted common share excluding unrealized losses (gains) on interest rate swaps, net reflects any cash requirements for such replacements;

•	They are not adjusted for all noncash income or expense items that are reflected in our statements of cash flows; and

•	Other companies in our industry may calculate these measures differently than we do, limiting their usefulness as comparative measures.

	Three Months Ended June 30,		Six Months Ended June 30,
	2010	2009	2010	2009
	(Dollars in thousands)		(Dollars in thousands)
	(Unaudited)		(Unaudited)
Reconciliation of EBITDA:
Net income attributable to Textainer Group Holdings Limited common shareholders	$25,077	$31,018	$49,316	$51,929
Adjustments:
Interest income	(3)	(17)	(6)	(51)
Interest expense	2,781	3,012	5,435	6,312
Realized losses on interest rate swaps and caps, net	2,354	3,799	5,107	7,702
Unrealized losses (gains) on interest rate swaps, net	4,728	(6,733)	6,328	(8,062)
Income tax expense	2,654	1,500	3,268	3,656
Net income attributable to the noncontrolling interest	3,306	6,483	6,140	10,110
Depreciation expense	13,188	11,261	26,031	22,413
Amortization expense	1,575	1,849	3,152	3,459
Impact of reconciling items on net income attributable to the noncontrolling interest	(4,058)	(1,699)	(7,481)	(4,845)

EBITDA	$51,602	$50,473	$97,290	$92,623

Net cash provided by operating activities			$73,290	$57,839
Adjustments:
Bad debt recovery (expense), net			481	(2,194)
Amortization of debt issuance costs			(1,019)	(1,235)
Amortization of acquired above-market leases			(283)	(756)
Amortization of deferred revenue			3,573	—
Amortization of unearned income on direct financing and sales-type leases			4,121	5,179
Gains on sale of containers and lost military containers, net			17,018	5,330
Gain on early extinguishment of debt			—	19,398
Share-based compensation expense			(3,261)	(1,669)
Interest expense			5,435	6,312
Interest income			(6)	(51)
Realized losses on interest rate swaps and caps, net			5,107	7,702
Income tax expense			3,268	3,656
Changes in operating assets and liabilities			(2,953)	(2,043)
Impact of reconciling items on net income attributable to the noncontrolling interest			(7,481)	(4,845)

EBITDA			$97,290	$92,623

	Three Months Ended June 30,		Six Months Ended June 30,
	2010	2009	2010	2009
	(Dollars in thousands)		(Dollars in thousands)
	(Unaudited)		(Unaudited)
Reconciliation of net income attributable to Textainer Group Holdings Limited common shareholders excluding unrealized losses (gains) on interest rate swaps, net:
Net income attributable to Textainer Group Holdings Limited common shareholders	$25,077	$31,018	$49,316	$51,929
Adjustments:
Unrealized losses (gains) on interest rate swaps, net	4,728	(6,733)	6,328	(8,062)
Impact of reconciling item on net income attributable to noncontrolling interest	(833)	1,328	(1,170)	1,548

Net income attributable to Textainer Group Holdings Limited common shareholders excluding unrealized losses (gains) on interest rate swaps, net	$28,972	$25,613	$54,474	$45,415

Reconciliation of net income attributable to Textainer Group Holdings Limited common shareholders per diluted common share excluding unrealized losses (gains) on interest rate swaps, net:
Net income attributable to Textainer Group Holdings Limited common shareholders per diluted common share	$0.51	$0.65	$1.01	$1.08
Adjustments:
Unrealized losses (gains) on interest rate swaps, net	0.10	(0.14)	0.13	(0.17)
Impact of reconciling item on net income attributable to noncontrolling interest	(0.02)	0.02	(0.03)	0.04

Net income attributable to Textainer Group Holdings Limited common shareholders per diluted common share excluding unrealized losses (gains) on interest rate swaps, net	$0.59	$0.53	$1.11	$0.95

Reconciliation of gain on early extinguishment of debt to gain on early extinguishment of debt net of related noncontrolling interest
Gain on early extinguishment of debt		$16,298		$19,398
Adjustments:
Impact of gain on early extinguishment of debt on net income attributable to noncontrolling interest		(3,030)		(3,607)

Gain on early extinguishment of debt net of related noncontrolling interest		$13,268		$15,791

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 12, 2010

Textainer Group Holdings Limited

/S/ JOHN A. MACCARONE
John A. Maccarone President and Chief Executive Officer